================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)


  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(A) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)

                                (AMENDMENT NO. 5)

                             PAINE WEBBER GROUP INC.
                                (NAME OF ISSUER)

                                  COMMON STOCK
                                  $1 PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                    69562910
                                 (CUSIP NUMBER)

                                ROBERT E. HEALING
                            GENERAL ELECTRIC COMPANY
                              3135 EASTON TURNPIKE
                          FAIRFIELD, CONNECTICUT 06431
                                 (203) 373-2243
                     (NAME, ADDRESS AND TELEPHONE NUMBER OF
                      PERSON AUTHORIZED TO RECEIVE NOTICES
                               AND COMMUNICATIONS)

                               SEPTEMBER 28, 2000
                     (DATE OF EVENT WHICH REQUIRES FILING OF
                                 THIS STATEMENT)

         IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION WHICH IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS STATEMENT BECAUSE OF RULE 13D-1(E), 13D-1(F) OR 13D-1(G), CHECK THE FOLLOWING BOX [ ].

                                       13D

CUSIP NO. 69562910         PAGE 1 of 18 Pages
          --------              -    --

1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     GENERAL ELECTRIC COMPANY
     IRS NO. 14-0089340

------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     Not Applicable                                     (a)      [  ]
                                                        (b)      [  ]
------------------------------------
3.   SEC USE ONLY

------------------------------------
4.   S0URCE OF FUNDS
     Not applicable

------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                  [  ]

------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     New York

------------------------------------
                                       7.   SOLE VOTING POWER
                                            0

                                       ------------------------
                                       8.   SHARED VOTING POWER
     NUMBER OF SHARES                       31,523,600 (See Item 5)
     BENEFICIALLY OWNED BY
     EACH REPORTING PERSON             ------------------------
     WITH                              9.   SOLE DISPOSITIVE POWER
                                            0

                                       ------------------------
                                       10.  SHARED DISPOSITIVE POWER
                                            31,523,600 (See Item 5)


------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     31,523,600 (See Item 5)

------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     [  ]

------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     21.2% (See Item 5)

------------------------------------
14.  TYPE OF REPORTING PERSON
     CO

                                       13D

CUSIP NO. 69562910         PAGE 2 of 18 Pages
          --------              -    --

1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     GENERAL ELECTRIC CAPITAL SERVICES, INC.
     IRS NO. 06-1109503

------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     Not Applicable                                     (a)      [  ]
                                                        (b)      [  ]
------------------------------------
3.   SEC USE ONLY

------------------------------------
4.   S0URCE OF FUNDS
     Not applicable

------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                  [  ]

------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

------------------------------------
                                       7.   SOLE VOTING POWER
                                            0

                                       ------------------------
                                       8.   SHARED VOTING POWER
     NUMBER OF SHARES                       31,523,600 (See Item 5)
     BENEFICIALLY OWNED BY
     EACH REPORTING PERSON             ------------------------
     WITH                              9.   SOLE DISPOSITIVE POWER
                                            0

                                       ------------------------
                                       10.  SHARED DISPOSITIVE POWER
                                            31,523,600 (See Item 5)


------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     31,523,600 (See Item 5)

------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     [  ]

------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     21.2% (See Item 5)

------------------------------------
14.  TYPE OF REPORTING PERSON
     CO

                                       13D

CUSIP NO. 69562910         PAGE 3 of 18 Pages
          --------              -    --

1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     GECS HOLDINGS, INC.
     IRS NO. 06-1494109

------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     Not Applicable                                     (a)      [  ]
                                                        (b)      [  ]
------------------------------------
3.   SEC USE ONLY

------------------------------------
4.   S0URCE OF FUNDS
     Not applicable

------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                  [  ]

------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

------------------------------------
                                       7.   SOLE VOTING POWER
                                            0

                                       ------------------------
                                       8.   SHARED VOTING POWER
     NUMBER OF SHARES                       23,250,000 (See Item 5)
     BENEFICIALLY OWNED BY
     EACH REPORTING PERSON             ------------------------
     WITH                              9.   SOLE DISPOSITIVE POWER
                                            0

                                       ------------------------
                                       10.  SHARED DISPOSITIVE POWER
                                            23,250,000 (See Item 5)


------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     23,250,000 (See Item 5)

------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     [  ]

------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     15.7% (See Item 5)

------------------------------------
14.  TYPE OF REPORTING PERSON
     CO

                                       13D

CUSIP NO. 69562910         PAGE 4 of 18 Pages
          --------              -    --

1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     GENERAL ELECTRIC CAPITAL CORPORATION
     IRS NO. 13-1500700

------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     Not Applicable                                     (a)      [  ]
                                                        (b)      [  ]
------------------------------------
3.   SEC USE ONLY

------------------------------------
4.   S0URCE OF FUNDS
     Not applicable

------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                  [  ]

------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     New York

------------------------------------
                                       7.   SOLE VOTING POWER
                                            0

                                       ------------------------
                                       8.   SHARED VOTING POWER
     NUMBER OF SHARES                       8,273,600 (See Item 5)
     BENEFICIALLY OWNED BY
     EACH REPORTING PERSON             ------------------------
     WITH                              9.   SOLE DISPOSITIVE POWER
                                            0

                                       ------------------------
                                       10.  SHARED DISPOSITIVE POWER
                                            8,273,600 (See Item 5)


------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     8,273,600 (See Item 5)

------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     [  ]

------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     5.6% (See Item 5)

------------------------------------
14.  TYPE OF REPORTING PERSON
     CO

                  This amendment amends and supplements a statement on Schedule 13D relating to the common stock, $1 par value per share (the "Common Stock"), of Paine Webber Group Inc., a Delaware corporation (the "Company"), filed with the Securities and Exchange Commission on November 14, 1994 (the "Initial
Schedule 13D"), and amended and supplemented by Amendment No. 1 filed on December 21, 1994, Amendment No. 2 filed on August 8, 1997, Amendment No. 3 filed on August 20, 1997 and Amendment No. 4 filed on December 5, 1997 (together with the Initial Schedule 13D, the "Schedule 13D").

                  Certain capitalized terms used in this statement but not otherwise defined herein have the meanings given to them in the Schedule 13D. This statement is being filed on behalf of General Electric Company, a New York corporation ("GE"), General Electric Capital Services, Inc., a Delaware corporation ("GECS"), GECS Holdings, Inc., a Delaware corporation ("GECS Holdings"), and General Electric Capital Corporation, a New York corporation ("GECC").

Item 2. Identity and Background.
        -----------------------

                  Schedule A of the Schedule 13D is hereby amended and restated by Schedule A attached hereto.

                  GECS Holdings is a wholly-owned subsidiary of GECS formed for the purpose of holding the shares of Common Stock previously directly owned by GECS.

Item 5. Interest in Securities of the Issuer.
        ------------------------------------

                  Item 5 of the Schedule 13D is amended and restated in its entirety to read as follows:

                  (a) GECC directly owns 8,273,600 shares of Common Stock, representing approximately 5.6% of the outstanding Common Stock of the Company.1

                  GECS Holdings directly owns 23,250,000 shares of Common Stock, representing approximately 15.7% of the outstanding Common Stock of the Company.

                  GECS is the direct parent corporation of GECS Holdings and GECC, and, for the purpose of Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), GECS indirectly beneficially owns 31,523,600 shares of Common Stock (23,250,000 shares of Common Stock currently directly owned by GECS Holdings, and 8,273,600 shares of Common Stock directly owned by GECC), representing approximately 21.2% of the outstanding Common Stock of the Company.

----------
1 Based on the information included in the Company's Proxy Statement dated September 21, 2000, the Company had outstanding 148,547,199 shares of Common Stock as of September 14, 2000. All percentages in this Amendment No. 5 have been determined based on this number of outstanding shares of Common Stock.

                  GE is the direct parent corporation of GECS, and, for the purpose of Rule 13d-3 promulgated under the Exchange Act, GE indirectly beneficially owns 31,523,600 shares of Common Stock, representing approximately 21.33% of the outstanding Common Stock of the Company.

                  Except as set forth in this Item 5(a), none of GE, GECS, GECS Holdings or GECC or, to the best of their knowledge, any of the persons listed in Schedule A beneficially owns any Common Stock.

                  (b) Subject to the terms of the Amended and Restated Stockholders Agreement, GECS, as the parent corporation of GECS Holdings and GECC, and GE, as the parent corporation of GECS, have indirect shared power to vote and dispose of 31,523,600 shares of Common Stock.

                  (c)      Not Applicable.

                  (d)      Not Applicable.

                  (e)      Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to
        ------------------------------------------------------------------------
        Securities of the Issuer.
        ------------------------

                  In connection with the Agreement and Plan of Merger dated July 12, 2000 ("Merger Agreement") between UBS AG ("UBS") and the Company, GE, GECS and GECC agreed to vote the Common Stock which they hold in favor of the proposed acquisition of the Company by UBS, pursuant to a Stockholder Voting Agreement of the same date (the "Voting Agreement"). If the merger is consummated in accordance with the Merger Agreement, it is anticipated that GECS and GECC will receive shares of UBS. On September 28, 2000, GECS Holdings entered into a forward contract to sell 5.5 million shares of UBS to Morgan Stanley & Co. International Limited on December 15, 2000 (subject to mutually acceptable extension), at a fixed price reflecting a block discount from the then-current market price. The sale is not conditioned on the merger being consummated and is consistent with GE's practices for managing non-strategic investments. The UBS shares are being sold in a transaction exempt from the registration requirements of the Securities Act of 1933 by virtue of Regulation S thereunder.

                  The Voting Agreement provides, among other things, that the undersigned will vote their shares of Common Stock in favor of the merger contemplated by the Merger Agreement at any meeting of stockholders of the Company and in any action by consent, and will not sell or otherwise dispose of any shares of Common Stock, grant any proxies with respect to such shares or solicit or encourage any acquisition proposal with respect to the Company. The Voting Agreement is attached as Exhibit 1 to this Amendment and is incorporated herein by reference.

                  The Amended and Restated Stockholders Agreement was amended on July 12, 2000 (the "Stockholder Amendment") in order to permit the Reporting Persons to enter into the Voting Agreement. The Stockholder Amendment is attached as Exhibit 2 to this Amendment and is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.
        --------------------------------

                  1. Stockholder Voting Agreement dated as of July 12, 2000 among GE, GECS Holdings, Inc., GECS and GECC, and UBS.

                  2. Amendment dated July 12, 2000, to the Amended and Restated Stockholders Agreement dated August 6, 1997, between the Company and GE, Kidder Peabody Group Inc., a Delaware corporation, GECS, GECC, and joined in by GECS Holdings on September 8, 1997.

                  3. Power of attorney (previously filed with the Commission as Exhibit 99(d) to Schedule 13D filed by General Electric Company on December 3, 1999 and incorporated herein by reference).

                                   SIGNATURES
                                   ----------

                  After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  September 29, 2000

                         GENERAL ELECTRIC COMPANY


                         By:  /s/ROBERT E. HEALING
                            -----------------------------------------
                              Name: Robert E. Healing
                              Title: Attorney-in-Fact

                         GENERAL ELECTRIC CAPITAL SERVICES, INC.


                         By:  /s/ JEFFREY S. WERNER
                            -----------------------------------------
                              Name: Jeffrey S. Werner
                              Title: Senior Vice President
                                     Corporate Treasury and Global Funding
                                     Operation

                         GECS HOLDINGS, INC.


                         By:  /s/ JEFFREY S. WERNER
                            -----------------------------------------
                              Name: Jeffrey S. Werner
                              Title: Senior Vice President and Treasurer

                         GENERAL ELECTRIC CAPITAL CORPORATION


                         By:  /s/ JEFFREY S. WERNER
                            -----------------------------------------
                              Name: Jeffrey S. Werner
                              Title: Senior Vice President
                                     Corporate Treasury and Global Funding
                                     Operation

                                   SCHEDULE A
                                   ----------

                            GENERAL ELECTRIC COMPANY

                                    DIRECTORS

                                    PRESENT                                     PRESENT
NAME                                BUSINESS ADDRESS                            PRINCIPAL OCCUPATION
----                                ----------------                            --------------------
J.I.Cash, Jr.                       Harvard Business School                     Professor of Business
                                    Morgan Hall                                 Administration-Graduate
                                    Soldiers Field   Road                       School of Business
                                    Boston, MA 02163                            Administration, Harvard
                                                                                University

S.S. Cathcart                       222 Wisconsin Avenue                        Retired Chairman,
                                    Suite 103                                   Illinois Tool Works
                                    Lake Forest, IL 60045

D.D. Dammerman                      General Electric Company                    Vice Chairman of the Board and
                                    3135 Easton Turnpike                        Executive Officer, General
                                    Fairfield, CT 06431                         Electric Company; Chairman,
                                                                                General Electric Capital
                                                                                Services, Inc.

P. Fresco                           Fiat SpA                                    Chairman of the Board,
                                    via Nizza 250                               Fiat SpA
                                    10126 Torino, Italy

A. M. Fudge                         Kraft Foods, Inc.                           Executive Vice President,
                                    555 South Broadway                          Kraft Foods, Inc.
                                    Tarrytown, NY  10591

C.X. Gonzalez                       Kimberly-Clark de Mexico,                   Chairman of the Board
                                    S.A. de C.V.                                and Chief Executive Officer,
                                    Jose Luis Lagrange 103,                     Kimberly-Clark de Mexico,
                                    Tercero Piso                                S.A. de C.V.
                                    Colonia Los Morales
                                    Mexico, D.F. 11510, Mexico

A. Jung                             Avon Products, Inc.                         President and Chief
                                    1345 Avenue of the Americas                 Executive Officer,
                                    New York, NY  10105                         Avon Products, Inc.

K.G. Langone                        Invemed Associates, Inc.                    Chairman, President and Chief
                                    375 Park Avenue                             Executive Officer,
                                    New York, NY  10152                         Invemed Associates, Inc.

S.G. McNealy                        Sun Microsystems, Inc.                      Chairman, President and Chief
                                    901 San Antonio Road                        Executive Officer,
                                    Palo Alto, CA 94303-4900                    Sun Microsystems, Inc.

                 GENERAL ELECTRIC COMPANY DIRECTORS (CONTINUED)


                                    PRESENT                                     PRESENT
NAME                                BUSINESS ADDRESS                            PRINCIPAL OCCUPATION
----                                ----------------                            --------------------

G.G. Michelson                      Federated Department Stores                 Former Member of the
                                    151 West 34th Street                        Board of Directors,
                                    New York, NY 10001                          Federated Department
                                                                                Stores

S. Nunn                             King & Spalding                             Partner, King & Spalding
                                    191 Peachtree Street, N.E.
                                    Atlanta, Georgia 30303

R.S. Penske                         Penske Corporation                          Chairman of the Board
                                    13400 Outer Drive, West                     and President, Penske
                                    Detroit, MI 48239-4001                      Corporation

F.H.T. Rhodes                       Cornell University                          President Emeritus,
                                    3104 Snee Building                          Cornell University
                                    Ithaca, NY 14853

A.C. Sigler                         Champion International                      Retired Chairman of the
                                     Corporation                                Board and CEO
                                    1 Champion Plaza                            and former Director,
                                    Stamford, CT 06921                          Champion International
                                                                                Corporation

D.A. Warner III                     J. P. Morgan & Co., Inc.                    Chairman of the Board,
                                    & Morgan Guaranty Trust Co.                 President, and Chief
                                    60 Wall Street                              Executive Officer,
                                    New York, NY 10260                          J.P. Morgan & Co.
                                                                                Incorporated and Morgan
                                                                                Guaranty Trust Company

J.F. Welch, Jr.                     General Electric Company                    Chairman of the Board
                                    3135 Easton Turnpike                        and Chief Executive
                                    Fairfield, CT 06431                         Officer, General Electric
                                                                                Company

R. C. Wright                        National Broadcasting Company, Inc.         Vice Chairman of the Board and
                                    30 Rockefeller Plaza                        Executive Officer, General
                                    New York, NY  10112                         Electric Company; President
                                                                                and Chief Executive Officer,
                                                                                National Broadcasting Company, Inc.

                                                     Citizenship
                                                     -----------

                                    P. Fresco                          Italy
                                    C. X. Gonzalez                     Mexico
                                    Andrea Jung                        Canada
                                    All Others                         U.S.A.



                   GENERAL ELECTRIC COMPANY EXECUTIVE OFFICERS



                                   PRESENT                                      PRESENT
NAME                               BUSINESS ADDRESS                             PRINCIPAL OCCUPATION
----                               ----------------                             --------------------

J.F. Welch, Jr.                    General Electric Company                     Chairman of the Board and
                                   3135 Easton Turnpike                         Chief Executive Officer
                                   Fairfield, CT 06431

P.D. Ameen                         General Electric Company                     Vice President and Comptroller
                                   3135 Easton Turnpike
                                   Fairfield, CT 06431

F.S. Blake                         General Electric Company                     Senior Vice President - Corporate
                                   3135 Easton Turnpike                         Business Development
                                   Fairfield, CT 06431

J.R. Bunt                          General Electric Company                     Vice President and Treasurer
                                   3135 Easton Turnpike
                                   Fairfield, CT 06431

W.J. Conaty                        General Electric Company                     Senior Vice President -
                                   3135 Easton Turnpike                         Human Resources
                                   Fairfield, CT 06431

D.D. Dammerman                     General Electric Company                     Vice Chairman of the Board and
                                   3135 Easton Turnpike                         Executive Officer, General
                                   Fairfield, CT 06431                          Electric Company; Chairman,
                                                                                General Electric Capital
                                                                                Services, Inc.

Scott C. Donnelly                  General Electric Company                     Senior Vice President -
                                   P. O. Box 8                                  Corporate Research
                                   Schenectady, NY 12301                        and Development

Matthew J. Espe                    General Electric Company                     Senior Vice President -
                                   Nela Park                                    GE Lighting
                                   Cleveland, OH 44112

B.W. Heineman, Jr.                 General Electric Company                     Senior Vice President -
                                   3135 Easton Turnpike                         General Counsel and Secretary
                                   Fairfield, CT 06431

J.R. Immelt                        General Electric Company                     Senior Vice President -
                                   P.O. Box 414                                 GE Medical Systems
                                   Milwaukee, WI 53201



             GENERAL ELECTRIC COMPANY EXECUTIVE OFFICERS (Continued)

                                   PRESENT                                      PRESENT
NAME                               BUSINESS ADDRESS                             PRINCIPAL OCCUPATION
----                               ----------------                             --------------------

L. R. Johnston                     General Electric Company                     Senior Vice President -
                                   Appliance Park                               GE Appliances
                                   Louisville, KY 40225

J. Krenicki, Jr.                   General Electric Company                     Vice President -
                                   2901 East Lake Road                          GE Transportation Systems
                                   Erie, PA  16531

W.J. McNerney, Jr.                 General Electric Company                     Senior Vice President -
                                   1 Neumann Way                                GE Aircraft Engines
                                   Cincinnati, OH  05215

R.L. Nardelli                      General Electric Company                     Senior Vice President -
                                   1 River Road                                 GE Power Systems
                                   Schenectady, NY 12345

R.W. Nelson                        General Electric Company                     Vice President -
                                   3135 Easton Turnpike                         Corporate Financial Planning
                                   Fairfield, CT 06431                          and Analysis

G.M. Reiner                        General Electric Company                     Senior Vice President -
                                   3135 Easton Turnpike                         Chief Information Officer
                                   Fairfield, CT 06431

J.G. Rice                          General Electric Company                     Vice President -
                                   1 River Road                                 GE Power Systems
                                   Schenectady, NY 12345

G.L. Rogers                        General Electric Company                     Senior Vice President -
                                   1 Plastics Avenue                            GE Plastics
                                   Pittsfield, MA 01201

K.S. Sherin                        General Electric Company                     Senior Vice President - Finance
                                   3135 Easton Turnpike                         and Chief Financial Officer
                                   Fairfield, CT 06431

L.G. Trotter                       General Electric Company                     Senior Vice President -
                                   41 Woodford Avenue                           GE Industrial Systems
                                   Plainville, CT 06062

R. C. Wright                       National Broadcasting Company, Inc.          Vice Chairman of the Board and
                                   30 Rockefeller Plaza                         Executive Officer, General
                                   New York, NY  10112                          Electric Company; President
                                                                                and Chief Executive Officer,
                                                                                National Broadcasting Company, Inc.

                                   Citizenship of All Executive Officers
                                   -------------------------------------

                                                  U.S.A.


                     GENERAL ELECTRIC CAPITAL SERVICES, INC.

                        DIRECTORS AND EXECUTIVE OFFICERS

                          BUSINESS TITLES AND ADDRESSES

Nancy E. Barton                                             W. James McNerney, Jr.
Senior Vice President, General Counsel                      President and Chief Executive Officer
  and Secretary                                             GE Aircraft Engines
GE Capital Services, Inc.                                   One Neumann Way
260 Long Ridge Road                                         Cincinnati, OH  45215-6301
Stamford, CT  06927                                         Citizenship:  USA
Citizenship:  USA

James R. Bunt                                               John H. Myers
Vice President and Treasurer                                Chairman and President
GE Company                                                  GE Investment Corporation
3135 Easton Turnpike                                        3003 Summer Street
Fairfield, CT  06431                                        Stamford, CT  06904
Citizenship:  USA                                           Citizenship:  USA

David L. Calhoun                                            Robert L. Nardelli
Executive Vice President and                                President and Chief Executive Officer
Chief Operating Officer                                     GE Power Systems
GE Aircraft Engines                                         One River Road
One Neumann Way                                             Schenectady, NY  12345
Cincinnati, OH  45215-6301                                  Citizenship:  USA
Citizenship:  USA

Dennis D. Dammerman                                         Denis J. Nayden
Chairman, GE Capital Services, Inc., and                    President
Vice Chairman and Executive Officer,                        GE Capital Services, Inc.
GE Company                                                  260 Long Ridge Road
3135 Easton Turnpike                                        Stamford, CT  06927
Fairfield, CT  06431                                        Citizenship:  USA
Citizenship:  USA

Michael D. Fraizer                                          Michael A. Neal
Exec. Vice President, GE Capital Services, Inc., and        Executive Vice President
President and Chief Executive Officer                       GE Capital Services, Inc.
GE Financial Assurance                                      260 Long Ridge Road
Taylor Building                                             Stamford, CT  06927
6604 West Broad Street                                      Citizenship:  USA
Richmond, VA  23230
Citizenship:  USA

Benjamin W. Heineman, Jr.                                   James A. Parke
Senior Vice President,                                      Executive Vice President and
 General Counsel and Secretary                                Chief Financial Officer
GE Company                                                  GE Capital Services, Inc.
3135 Easton Turnpike                                        260 Long Ridge Road
Fairfield, CT  06431                                        Stamford, CT  06927
Citizenship:  USA                                           Citizenship:  USA

Jeffrey R. Immelt                                           Ronald R. Pressman
President and Chief Executive Officer                       Exec. Vice President, GE Capital Services, Inc., and
GE Medical Systems                                          Chairman, President and Chief Executive Officer
3000 N. Grandview Blvd.                                     Employers Reinsurance Corporation
Waukesha, WI  53188                                         5200 Metcalf
Citizenship:  USA                                           Overland Park, KS  66201
                                                            Citizenship:  USA


Gary M. Reiner
Senior Vice President and                                   EXECUTIVE OFFICERS WHO
 Chief Information Officer                                  ARE NOT ALSO DIRECTORS
General Electric Company                                    ----------------------
3135 Easton Turnpike
Fairfield, CT  06431                                        James A. Colica
Citizenship:  USA                                           Senior Vice President, Global Risk
                                                              Management
John M. Samuels                                             GE Capital Services, Inc.
Vice President and Senior Counsel,                          260 Long Ridge Road
  Corporate Taxes                                           Stamford, CT  06927
GE Company                                                  Citizenship:  USA
3135 Easton Turnpike
Fairfield, CT  06431                                        Richard D'Avino
Citizenship:  USA                                           Senior Vice President, Taxes
                                                            GE Capital Services, Inc.
Keith S. Sherin                                             260 Long Ridge Road
Senior Vice President, Finance,                             Stamford, CT  06927
  and Chief Financial Officer                               Citizenship:  USA
GE Company
3135 Easton Turnpike                                        Marc J. Saperstein
Fairfield, CT  06431                                        Senior Vice President, Human Resources
Citizenship:  USA                                           GE Capital Services, Inc.
                                                            260 Long Ridge Road
Edward D. Stewart                                           Stamford, CT  06927
Executive Vice President                                    Citizenship:  USA
GE Capital Services, Inc.
1600 Summer Street                                          Jeffrey S. Werner
Stamford, CT  06927                                         Senior Vice President, Corporate Treasury
Citizenship:  USA                                             and Global Funding Operation
                                                            GE Capital Services, Inc.
John F. Welch, Jr.                                          260 Long Ridge Road
Chairman and Chief Executive Officer                        Stamford, CT  06927
GE Company                                                  Citizenship:  USA
3135 Easton Turnpike
Fairfield, CT  06431
Citizenship:  USA

William A. Woodburn
Executive Vice President
GE Capital Services, Inc.
260 Long Ridge Road
Stamford, CT  06927
Citizenship:  USA


                               GECS HOLDINGS, INC.

                        DIRECTORS AND EXECUTIVE OFFICERS

                          BUSINESS TITLES AND ADDRESSES


James A. Parke                                    Joan C. Amble
Executive Vice President and                      Vice President And Controller
  Chief Financial Officer                         GE Capital Corporation
GE Capital Corporation                            260 Long Ridge Road
260 Long Ridge Road                               Stamford, CT  06927
Stamford, CT  06927                               Citizenship:  USA
Citizenship:  USA


Jeffrey S. Werner                                 Executive Officers Who
Senior Vice President, Corporate Treasury         Are Not Also Directors
    And Global Funding Operation                  -------------------------------------
GE Capital Corporation
260 Long Ridge Road                               Nancy E. Barton
Stamford, CT  06927                               Senior Vice President, General Counsel
Citizenship:  USA                                     And Secretary
                                                  GE Capital Corporation
                                                  260 Long Ridge Road
                                                  Stamford, CT  06927
                                                  Citizenship:  USA




                      GENERAL ELECTRIC CAPITAL CORPORATION

                        DIRECTORS AND EXECUTIVE OFFICERS

                          BUSINESS TITLES AND ADDRESSES

Nancy E. Barton                                                  W. James McNerney, Jr.
Senior Vice President, General Counsel                           President and Chief Executive Officer
  and Secretary                                                  GE Aircraft Engines
GE Capital Corporation                                           One Neumann Way
260 Long Ridge Road                                              Cincinnati, OH  45215-6301
Stamford, CT  06927                                              Citizenship:  USA
Citizenship:  USA

James R. Bunt                                                    John H. Myers
Vice President and Treasurer                                     Chairman and President
GE Company                                                       GE Investment Corporation
3135 Easton Turnpike                                             3003 Summer Street
Fairfield, CT  06431                                             Stamford, CT  06904
Citizenship:  USA                                                Citizenship:  USA

David L. Calhoun                                                 Robert L. Nardelli
Executive Vice President and                                     President and Chief Executive Officer
Chief Operating Officer                                          GE Power Systems
GE Aircraft Engines                                              One River Road
One Neumann Way                                                  Schenectady, NY  12345
Cincinnati, OH  45215-6301                                       Citizenship:  USA
Citizenship:  USA

Dennis D. Dammerman                                              Denis J. Nayden
Chairman, GE Capital Services, Inc., and                         Chairman and Chief Executive Officer
Vice Chairman and Executive Officer,                             GE Capital Corporation
GE Company                                                       260 Long Ridge Road
3135 Easton Turnpike                                             Stamford, CT  06927
Fairfield, CT  06431                                             Citizenship:  USA
Citizenship:  USA

Michael D. Fraizer                                               Michael A. Neal
President and Chief Executive Officer                            President and Chief Operating Officer
GE Financial Assurance                                           GE Capital Corporation
Taylor Building                                                  260 Long Ridge Road
6604 West Broad Street                                           Stamford, CT  06927
Richmond, VA  23230                                              Citizenship:  USA
Citizenship:  USA

Benjamin W. Heineman, Jr.                                        James A. Parke
Senior Vice President,                                           Vice Chairman and
 General Counsel and Secretary                                     Chief Financial Officer
GE Company                                                       GE Capital Corporation
3135 Easton Turnpike                                             260 Long Ridge Road
Fairfield, CT  06431                                             Stamford, CT  06927
Citizenship:  USA                                                Citizenship:  USA


Jeffrey R. Immelt                                                Ronald R. Pressman
President and Chief Executive Officer                            Chairman, President and Chief Executive Officer
GE Medical Systems                                               Employers Reinsurance Corporation
3000 N. Grandview Blvd.                                          5200 Metcalf
Waukesha, WI  53188                                              Overland Park, KS  66201
Citizenship:  USA                                                Citizenship:  USA



Gary M. Reiner                                                   EXECUTIVE OFFICERS WHO
Senior Vice President and                                        ARE NOT ALSO DIRECTORS
 Chief Information Officer                                       ----------------------
General Electric Company
3135 Easton Turnpike                                             James A. Colica
Fairfield, CT  06431                                             Senior Vice President, Global Risk
Citizenship:  USA                                                  Management
                                                                 GE Capital Corporation
John M. Samuels                                                  260 Long Ridge Road
Vice President and Senior Counsel,                               Stamford, CT  06927
  Corporate Taxes                                                Citizenship:  USA
GE Company
3135 Easton Turnpike                                             Richard D'Avino
Fairfield, CT  06431                                             Senior Vice President, Taxes
Citizenship:  USA                                                GE Capital Corporation
                                                                 260 Long Ridge Road
Keith S. Sherin                                                  Stamford, CT  06927
Senior Vice President, Finance,                                  Citizenship:  USA
  and Chief Financial Officer
GE Company                                                       Robert L. Lewis
3135 Easton Turnpike                                             Senior Vice President, Structured
Fairfield, CT  06431                                               Finance Group
Citizenship:  USA                                                GE Capital Corporation
                                                                 260 Long Ridge Road
Edward D. Stewart                                                Stamford, CT  06927
Executive Vice President                                         Citizenship:  USA
GE Capital Corporation
1600 Summer Street                                               Marc J. Saperstein
Stamford, CT  06927                                              Senior Vice President, Human Resources
Citizenship:  USA                                                GE Capital Corporation
                                                                 260 Long Ridge Road
John F. Welch, Jr.                                               Stamford, CT  06927
Chairman and Chief Executive Officer                             Citizenship:  USA
GE Company
3135 Easton Turnpike                                             Jeffrey S. Werner
Fairfield, CT  06431                                             Senior Vice President, Corporate Treasury
Citizenship:  USA                                                  and Global Funding Operation
                                                                 GE Capital Corporation
                                                                 260 Long Ridge Road
William A. Woodburn                                              Stamford, CT  06927
Executive Vice President                                         Citizenship:  USA
GE Capital Corporation
260 Long Ridge Road
Stamford, CT  06927
Citizenship:  USA
